SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON. D.C.   20549

                                           FORM 11-K

                  FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                      AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                             THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                          For the fiscal year ended December 31, 1997

                                           OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from . . . .to . . .
                                 Commission file number 1-3619

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                              PFIZER SAVINGS AND INVESTMENT PLAN
                            FOR EMPLOYEES RESIDENT IN PUERTO RICO

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                                                   PFIZER INC.
                                               235 EAST 42ND STREET
                                             NEW YORK, NEW YORK 10017


PFIZER SAVINGS AND INVESTMENT PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO

STATEMENT OF NET ASSETS
AVAILABLE FOR PLAN BENEFITS
December 31, 1997

                                           Non-
                                           Participant
                                           Directed              Participant Directed
                                           --------------------------------------------------
                                           Pfizer Inc.
                                           Common
                             Total         Stock Fund    Fund A        Fund B       Fund C
                             -----------------------------------------------------------------
ASSETS
------

Investments, at fair
 value:
  Pfizer Inc. common
   stock:
    Pfizer Inc. Common
    Stock Fund,
    185,403 shares,
    cost $3,030,526;
    Fund C, 176,544
    shares,  cost
    $3,870,596               $26,987,853   $13,824,233   $       --    $     --     $13,163,620
 Other marketable
  securities:
   Fund A, cost
    $2,032,415;
   Fund B, cost
    $425,961                   2,960,905            --    2,127,306     833,599              --

Interest-bearing
 deposits/(overdrafts),
 at cost  which
 approximates fair                   232             62     (70,189)    (34,467)         104,826
                             -------------------------------------------------------------------
   Total investments          29,948,990    $13,824,295    2,057,117     799,132      13,268,446


 Due(to)/from other
  funds                              --         23,236       (8,483)       (914)        (13,839)
Interest and
 miscellaneous receivable/
 (payables)                         603            375         (152)        (86)            466
Contributions receivable:
 Employees                      454,600             --       64,930      15,572         374,098
 Employers                      203,454        203,454           --          --              --
                              ------------------------------------------------------------------
   Net assets available for
    plan benefits--Note 7   $30,607,647    $14,051,360   $2,113,412    $813,704      $13,629,171
                              ==================================================================
Number of units
 outstanding at end
 of year                                     1,496,212    1,253,015     265,555       1,527,178
Unit value                                       $9.39        $1.69       $3.06           $8.92

See Notes to Financial Statements which are an integral part of these financial statements.


PFIZER SAVINGS AND INVESTMENT PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO

STATEMENT OF NET ASSETS
AVAILABLE FOR PLAN BENEFITS
December 31, 1996

                                           Non-
                                           Participant
                                           Directed              Participant Directed
                                           ---------------------------------------------------
                                           Pfizer Inc.
                                           Common
                             Total         Stock Fund    Fund A        Fund B      Fund C
                             -----------------------------------------------------------------
ASSETS
------

Investments, at fair
 value:
  Pfizer Inc. common
   stock:
    Pfizer Inc. Common
    Stock Fund,
    182,800 shares,
    cost $2,894,428;
    Fund C, 159,472
    shares, cost
    $2,874,537               $14,204,288   $7,586,187    $       --    $     --    $6,618,101

Other marketable
  securities:
   Fund A, cost
    $1,841,468;
   Fund B, cost
    $362,310                   2,440,730            --    1,851,482     589,248            --
Interest-bearing
 deposits, at cost
 which approximates
 fair value                      139,863            46      139,454          66           297
                             -----------------------------------------------------------------
   Total investments          16,784,881     7,586,233    1,990,936     589,314     6,618,398

Due (to)/from other funds             --            --      (20,969)    (28,596)       49,565

Interest and other
 miscellaneous receivable         31,054           659       25,924         799          3,672

Contributions receivable:
 Employees                       370,028            --       93,327      17,645       259,056
 Employers                       178,847       178,847           --          --            --
                             -----------------------------------------------------------------
   Net assets available for
    plan benefits--Note 7    $17,364,810    $7,765,739   $2,089,218    $579,162    $6,930,691
                             =================================================================
Number of units outstanding
 at end of year                              1,489,150    1,370,474     250,509     1,374,653
Unit value                                       $5.21        $1.52       $2.31         $5.04

See Notes to Financial Statements which are an integral part of these financial statements.



PFIZER SAVINGS AND INVESTMENT PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 1997

                                             Non-
                                             Participant
                                             Directed              Participant Directed
                                             ----------------------------------------------------
                                             Pfizer Inc.
                                             Common
                             Total           Stock Fund     Fund A        Fund B      Fund C
                             --------------------------------------------------------------------
Net investment income:
 Cash dividends:
 Pfizer Inc. common stock   $  239,464      $   125,654    $       --    $     --    $     113,810
 Other marketable
  securities                    11,624               --            --      11,624               --
 Interest                      148,646            3,617       131,913         869           12,247
                             ----------------------------------------------------------------------
                               399,734          129,271       131,913      12,493          126,057
Investment management
 fees--Note 4                     (178)              --            --        (178)              --
                             ----------------------------------------------------------------------
                               399,556           129,271       131,913      12,315          126,057
Realized gains/(losses) on
 investments, net--Note 5:
  Pfizer Inc. common stock      32,915            20,707            --          --           12,208
  Other marketable
   securities                    7,983                --        (1,342)      9,325               --
                             ----------------------------------------------------------------------
                                40,898            20,707        (1,342)      9,325           12,208
Miscellaneous income/
 (expense)                        (605)           (2,344)       (2,028)       (611)           4,378
Unrealized appreciation
 of investments, net--
 Note 6                     11,916,985         6,101,948        84,877     180,700        5,549,460
                            -------------------------------------------------------------------------
                            12,356,834         6,249,582       213,420     201,729        5,692,103
                            -------------------------------------------------------------------------
Contributions:
 Employees                   3,512,201                --       574,089     172,593        2,765,519
 Employers                   1,612,510         1,612,510            --          --               --
Withdrawals--Note 7         (4,238,708)       (1,576,471)     (525,303)    (86,755)      (2,050,179)
Transfers between
 funds--net                         --                --      (238,012)    (53,025)         291,037
                             -----------------------------------------------------------------------
                               886,003            36,039      (189,226)     32,813        1,006,377
                             -----------------------------------------------------------------------

  Net increase--Note 3      13,242,837         6,285,621        24,194     234,542        6,698,480
Net assets available for
 plan benefits--Note 7:
  Beginning of year         17,364,810         7,765,739     2,089,218     579,162        6,930,691
                           --------------------------------------------------------------------------
  End of year              $30,607,647       $14,051,360    $2,113,412    $813,704      $13,629,171
                           ==========================================================================

	See Notes to Financial Statements which are an integral part of these financial statements.




PFIZER SAVINGS AND INVESTMENT PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 1996

                                            Non-
                                            Participant
                                            Directed              Participant Directed
                                            ---------------------------------------------------
                                            Pfizer Inc.
                                            Common
                             Total          Stock Fund    Fund A        Fund B      Fund C
                            -------------------------------------------------------------------
Net investment income:
 Cash dividends:
 Pfizer Inc. common stock   $    199,071    $  108,820    $       --    $     --    $   90,251
 Other marketable
  securities                      11,809            --            --      11,809            --
 Interest                        139,013         2,294       132,505         440         3,774
                             ------------------------------------------------------------------
                                 349,893       111,114       132,505      12,249        94,025
Investment management fees--
 Note 4                           (2,136)           --            --      (2,136)           --
                             ------------------------------------------------------------------
                                 347,757       111,114       132,505      10,113        94,025
Realized gains/(losses) on
 investments, net--Note 5:
  Pfizer Inc. common stock        71,731        45,704            --          --        26,027
  Other marketable securities     (5,043)           --        (8,077)      3,034            --
                            -------------------------------------------------------------------
                                  66,688        45,704        (8,077)      3,034        26,027
Miscellaneous income/(expense)     1,103           482        (3,500)        737         3,384
Unrealized appreciation/
 (depreciation) of
 investments, net--Note 6      3,295,048     1,775,531       (60,544)     89,635     1,490,426
                            -------------------------------------------------------------------
                               3,710,596     1,932,831        60,384     103,519     1,613,862
                            -------------------------------------------------------------------
Contributions:
 Employees                     2,802,387            --       735,237     166,109     1,901,041
 Employers                     1,376,512     1,376,512            --          --            --
Withdrawals--Note 7           (3,555,862)   (1,265,817)     (646,612)    (93,034)   (1,550,399)
Transfers between
 funds--net                           --        (6,438)     (188,505)    (40,281)      235,224
                            --------------------------------------------------------------------
                                 623,037       104,257       (99,880)     32,794       585,866
                            --------------------------------------------------------------------

  Net increase/(decrease)--
   Note 3                      4,333,633     2,037,088       (39,496)    136,313     2,199,728
Net assets available for
 plan benefits--Note 7:
  Beginning of year           13,031,177     5,728,651     2,128,714     442,849     4,730,963
                            --------------------------------------------------------------------
  End of year               $17,364,810     $7,765,739    $2,089,218    $579,162    $6,930,691
                            ===================================================================

	See Notes to Financial Statements which are an integral part of these financial statements.



PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
December 31, 1997 and 1996


NOTE 1 - SUMMARY PLAN DESCRIPTION

	GENERAL -- The Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the "Plan") is a defined contribution savings plan which was adopted on February 1, 1990. Participation in the Plan is open to all eligible employees of the Puerto Rico branches of Pfizer Pharmaceuticals, Inc., a subsidiary of Pfizer Inc., Pfizer Corporation, and Schneider Puerto Rico, indirect wholly-owned subsidiaries of Pfizer Inc., (individually and collectively, the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

	Effective January 1, 1997, Schneider Puerto Rico (Schneider), formerly Namic Caribe, Inc., an affiliate of the Companies, and all its eligible employees entered into the Plan as sponsor and participants, respectively, under the same conditions stated in the provisions of the Plan. In addition, all new employees of Pfizer Pharmaceuticals, Inc., Pfizer Corporation, and Schneider are eligible to participate in the Plan beginning with the first payroll run of the following quarter after hire.

	Under Puerto Rico law, any qualified plan involving pretax contributions or involving a cash or deferred arrangement must comply with one of two nondiscrimination tests. For the fiscal year ended December 31, 1997, the Plan did not comply with the discrimination tests. In order to finally comply with such discrimination tests, the sponsor paid $3,445 in additional company matching contributions for the year 1997. The employees withholding contributions were adjusted and the Companies will perform quarterly tests to ensure future compliance with such tests.

	The following is a general description of certain provisions of the Plan. Refer to the Plan agreement for a complete description of the Plan.

	CONTRIBUTIONS -- Each participant may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce his or her compensation and have the Companies contribute on his or her behalf). Before-tax contributions are subject to certain restrictions under the Puerto Rico Income Tax Act of 1954, as amended. Contributions of up to 2% of compensation are matched 100% by the Companies and the next 4% is matched 50%. Employee contributions in excess of 6% are not matched.

	INVESTMENT OPTIONS -- Each participant in the Plan elects to have his or her contributions invested in any one or any combination of the three investment funds. These funds are described below:

		Fund A -- Fixed income securities.
		Fund B -- An index fund of corporate common stocks. Fund C -- Common stock of Pfizer Inc.

	At December 31, 1997 and 1996, there were 1,278 and 1,037 employees, respectively, participating in the Plan, some of whom had investments in more than one employee investment fund. On the basis of allocations by the employees of their contributions at December 31, 1997 and 1996, respectively, Fund A had 486 and 531 participating employees; Fund B, 190 and 171; and Fund C, 1,185 and 860.

	All matching contributions are invested by the Plan's trustee in a fourth fund designated the "Pfizer Inc. Common Stock Fund," which consists primarily of common stock of Pfizer Inc. These contributions are non-participant directed.

	The Plan's trust agreement provides that any portion of any of the funds may, pending its permanent investment or distribution, be invested in short-term investments.

	ELIGIBILITY AND VESTING -- Substantially all employees of the Companies who are resident in Puerto Rico are eligible to participate in the Plan beginning on the first payroll run of the following quarter, after date of hire, or the beginning of any month or payroll period thereafter. A participant is immediately vested in the full value of his or her accounts (i.e., participant and employer contributions).

	PAYMENT OF BENEFITS -- Upon separation from service, retirement, disability or death, a participant will receive the value of his or her account as a lump-sum distribution.

	WITHDRAWALS -- A participant in the Plan may withdraw all or part of his or her account balance subject to the provisions of the Plan.

	TERMINATION -- The Companies expect to continue the Plan indefinitely, but necessarily reserve the right to amend, suspend or discontinue it in whole or in part, at any time, by action of the Companies' Board of Directors. In the event of termination of the Plan, each participant shall receive the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the assets in the investment funds established pursuant to the Plan will at any time revert to the Companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 7.

	USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

	INVESTMENT VALUATION -- Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. Other marketable securities are valued at fair value based on the closing market price of the security on the last business day of the year except for investments in the index fund of corporate common stocks, which are recorded at fair value based on the closing market price of the underlying investments held by the fund on the last business day of the year. Interest-bearing deposits are recorded at cost, which approximates fair value.

	SECURITY TRANSACTIONS -- Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses on sales of investments represent the difference between the net proceeds received and the cost of the investments (average cost if less than the entire investment is sold).

	UNREALIZED APPRECIATION/(DEPRECIATION) OF INVESTMENTS -- Unrealized appreciation/(depreciation) of investments for the year represents the difference between the cost of the investments and the fair value at the end of the year. Additionally, it includes the reversal of the unrealized appreciation/(depreciation) as of the end of the prior year.

	DIVIDEND RECOGNITION -- Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

 	PFIZER INC. COMMON STOCK---In June 1997, Pfizer Inc. effected a two -for-one stock split in the form of a 100% stock dividend . The number of shares of Pfizer Inc. common stock held by the Plan as of December 31, 1996 (Pfizer Inc. Common Stock Fund and Fund C) has been restated to reflect the two-for-one stock split.

NOTE 3 - INCOME TAXES

	No provision has been made for Puerto Rico income tax in reliance upon a determination letter issued by the Puerto Rico Department of Treasury, which states that the Plan meets the requirements of Section 165(a) of the Puerto Rico Income Tax Act of 1954 and that the trust established thereunder is entitled to exemption.

	Effective January 1, 1997, the Plan was amended and the Companies are waiting for another determination letter from the Puerto Rico
Department of Treasury which states that the Plan still meets the above requirements.

	Contributions made to the Plan by the Companies, including before-tax contributions made on the employee's behalf by the Companies and the appreciation on all funds in the employee's account, are not taxable to the employee under Puerto Rico income tax law while these amounts remain in the Plan.

NOTE 4 - ADMINISTRATIVE COSTS

	Except for certain investment management fees (Fund B), all costs and expenses of administering the Plan are borne by the Companies.

NOTE 5 - REALIZED GAINS/(LOSSES) ON INVESTMENTS

	The aggregate net proceeds and cost used in the calculation of the realized gains/(losses) on investments are as follows:

                                Net Proceeds              Realized Gains/
                              and Withdrawals    Cost         (Losses)
                              --------------- ----------  ---------------
  Pfizer Inc. Common Stock:
    1997                        $   44,665    $  11,750      $32,915
    1996                           193,865      122,134       71,731

  Other Marketable Securities:
    1997                         2,175,441    2,167,458        7,983
    1996                           381,238      386,281       (5,043)

NOTE 6 -- UNREALIZED APPRECIATION/(DEPRECIATION) OF INVESTMENTS

	The change in the amount of unrealized appreciation/(depreciation) was as follows:

                                       Aggregate Unrealized
                                   -----------------------------
                                   December 31,     December 31,     Change during
                                      1997             1996               1997
                                   -------------    ------------     -------------
  Pfizer Inc. Common Stock Fund    $10,793,707      $4,691,759        $6,101,948
    Fund A                              94,891          10,014            84,877
    Fund B                             407,638         226,938           180,700
    Fund C                           9,293,024       3,743,564         5,549,460
                                    ------------    ------------     ------------
                                   $20,589,260      $8,672,275       $11,916,985
                                   =============    ============     ============

                                        Aggregate Unrealized
                                   -----------------------------
                                   December 31,     December 31,     Change during
                                      1996             1995               1996
                                   ------------    -------------     -------------
  Pfizer Inc. Common Stock Fund    $4,691,759       $2,916,228         $1,775,531
    Fund A                             10,014           70,558            (60,544)
    Fund B                            226,938          137,303             89,635
    Fund C                          3,743,564        2,253,138          1,490,426
                                   -----------       ----------        -----------
                                   $8,672,275       $5,377,227         $3,295,048
                                   ===========       ==========        ===========

NOTE 7 -- WITHDRAWALS AND RECONCILIATION WITH FORM 5500

	For financial statement purposes, participant withdrawals and distributions are recorded when paid rather than when processed and approved for payment. Therefore, the net assets available for Plan benefits as of December 31, 1997 and 1996 do not reflect a reduction for the following benefits payable to participants who had requested withdrawals as of December 31, but which were not distributed until the subsequent year:

                                     1997        1996
                                   --------    --------
  Pfizer Inc. Common Stock Fund    $152,999    $ 90,028
  Fund A                             28,721      45,089
  Fund B                              4,691         963
  Fund C                            128,732     105,225
                                  ---------     --------
                                   $315,143    $241,305
                                  =========    =========

	For the purposes of Form 5500, such withdrawals and distributions are recorded when processed and approved for payment. Therefore, benefits payable to participants who have requested withdrawals have been reported as benefit expense on Form 5500 for those years.




PFIZER SAVINGS AND INVESTMENT PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO

ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997

                                   Number of
                                Shares or Units  Maturity      Cost         Fair Value
                                ---------------  ---------    ----------    -----------
FUND A:
Mutual Funds
 Dodge and Cox Income Fund       87,949          --            $1,009,159    $1,062,420
 Strong Government
  Securities Mutual Fund         99,059          --             1,023,256     1,064,886
 Cash Overdraft                      --          --                    --       (70,189)
                                                                ---------     ----------
    Total of Fund A                                            $2,032,415     $2,057,117
                                                               ==========     ===========

                                   Number of     Interest
                                Shares or Units     Rate    Cost          Fair Value
                                ---------------  ---------  ----------    ----------
FUND B:
Other Marketable Securities
 The Northern Trust Company,
  Collective Stock Index Fund       9,586        --         $  425,961    $  833,599
 Cash Overdraft                        --        --                 --       (34,467)
                                                            -----------    -----------
    Total of Fund B                                         $  425,961    $  799,132
                                                            ===========   ===========

FUND C:
Pfizer Inc. Common Stock          176,544         --        $3,870,596    $13,163,620

Interest-bearing Deposit
 Banco Popular de Puerto
  Rico, Time Deposits <F1>                --      5.34%        104,826        104,826
                                                            ----------    -----------
    Total of Fund C                                         $3,975,422    $13,268,446
                                                            ==========    ===========

PFIZER INC. COMMON STOCK
 FUND:

Pfizer Inc. Common Stock         185,403                     $3,030,526   $13,824,233

Interest-bearing Deposit
 Banco Popular de Puerto
  Rico, Time Deposits <F1>               --        5.34%             62            62
                                                             -----------  -----------
    Total Pfizer Inc. Common
     Stock Fund                                              $3,030,588   $13,824,295
                                                             ===========  ===========

<F1> Banco Popular de Puerto Rico is a "party-in-interest" of the Plan.

See accompanying independent auditors' report.



PFIZER SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES RESIDENT IN PUERTO RICO
ITEM 27d -- SCHEDULE OF
REPORTABLE TRANSACTIONS
Year Ended December 31, 1997

FUNDS A, B, C AND PFIZER INC. COMMON STOCK FUND:

                                   Number of     Number of
Investments Purchased            Transactions     Shares        Cost
-----------------------------    ------------    ----------     ----------
Dodge and Cox Income Fund             4           91,834        $1,051,961
The Strong Fund Government
 Securities Fund                      5          102,433        $1,057,126
Pfizer Inc. Common Stock              8           20,315*       $1,149,057

Interest-bearing Deposits:
 Banco Popular de Puerto
 Rico
  Time Deposits <F1>                124               --        $6,286,366

<F1> Banco Popular is a "party-in-interest" of the Plan.

*In June 1997, Pfizer Inc. effected a two-for-one stock split in the form of a 100% stock dividend. The number of shares of Pfizer Inc. common stock purchased and disposed of by the Plan prior to the date of the stock split has been restated to reflect the split.

                                   Number of     Number of                                 Realized
Investments Disposed             Transactions     Shares        Cost         Fair Value    Gain
----------------------------     ------------    ---------      ---------    -----------   --------
Pfizer Inc. Common Stock               3          640*          $   11,750    $   44,665   $32,915

Interest-bearing Deposits:
 Banco Popular de Puerto Rico
 Time Deposits <F1>                   94           --           $6,426,029    $6,426,029        --

<F1>Banco Popular de Puerto Rico is a "party-in-interest" of the Plan.

*In June 1997, Pfizer Inc. effected a two-for-one stock split in the form of a 100% stock dividend. The number of shares of Pfizer Inc. common stock purchased and disposed of by the Plan prior to the date of the stock split has been restated to reflect the split.

See accompanying independent auditors' report.


INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
Pfizer Savings and Investment Plan for
Employees Resident in Puerto Rico:

	We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

	Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions, as of and for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each Fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                /s/ KPMG Peat Marwick LLP

                                KPMG Peat Marwick LLP

March 13, 1998

Stamp No. 1461068 Puerto Rico
Society of Certified Public Accountants was affixed to the record copy of this report.


SIGNATURES

 THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                       PFIZER SAVINGS AND INVESTMENT PLAN FOR
                       EMPLOYEES RESIDENT IN PUERTO RICO
	By:                  /S/ Anthony Maddaluna

                                     Anthony Maddaluna
                                     General Manager,
                                     Pfizer Pharmaceuticals, Inc.
                                     Chair, Savings and
                                     Investment Plan Committee

Date: June 23, 1998




                                                           EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Administrative Committee
Pfizer Savings and Investment Plan for
Employees Resident in Puerto Rico:

	We consent to the use of our report included herein and incorporated by reference in the Registration Statement on Form S-8 dated November 18, 1991 (File No. 33-44053) of our report dated March 13, 1998, relating to the statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1997 annual report on Form 11-K of the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico.

                          /s/ KPMG Peat Marwick LLP

                          KPMG Peat Marwick LLP

San Juan, Puerto Rico
June 23, 1998